Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP REPORTS INTERCEPT OF 415 G/T AG, 1.6% PB AND 1.93% ZN OVER 7.66 METRES TRUE WIDTH AT THE GC PROJECT, GUANGDONG PROVINCE, CHINA

VANCOUVER, British Columbia – November 19, 2012 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) is pleased to report results from the 2012 infill and step-out drilling program for vein V2 (“V2”) and the V9 vein group at the GC silver-lead-zinc project located in Guangdong Province, China.

V2 is the largest mineralized vein structure in the current resource and was previously delineated by surface diamond drilling with spacing of 100 metres (“m”) by 100m. The vein is approximately 1,000m in length along strike and 550m in dip direction between the 180m elevation and the -450m elevation. The V9 vein group consists of vein structures V9, V9W-1, V9W-2 and V9-1, of which V9W-2 is the most important mineralized structure and was discovered following underground tunneling and drilling in the first half of 2012. In the second half of 2012 the aim of the underground drilling program is to upgrade the easily-accessible resource blocks of V2 and to further define and extend the high-grade V9W-2 vein for initial mining.

Silvercorp commenced underground infill drilling of V2 and infill and step-out drilling of the V9 vein group in July 2012. Drilling of V2 has been focused on an area 300m in length and 150m in vertical depth (from the 100m elevation down to the -50 m elevation) using two underground drill rigs with spacing of approximately 25m by 25m.

Drilling of the V9 vein group was conducted in an area 400m in length and 150m in vertical depth between the 0m elevation and the 150m elevation using three underground drill rigs.

Highlights of selected intercepts are as follows:

●

Drill Hole CK1425 intercepted over 9.58m interval, 7.60m true width, of V2 grading 176 grams per tonne (“g/t”) silver (“Ag”), 0.60% lead (“Pb”), 4.94% zinc (“Zn”) and 0.20% tin (“Sn”) at the 36m elevation, including an interval of 1.84m, 1.46m true width, grading 376 g/t Ag, 1.25% Pb, 13.40% Zn and 0.31% Sn;

●

Drill Hole CK1500 intercepted over 13.76m interval, 9.73m true width, of V2 grading 126 g/t Ag, 0.39% Pb, 1.84% Zn and 0.34% Sn at the 14m elevation, including an interval of 1.21m, 0.86m true width, grading 388 g/t Ag, 1.66% Pb, 10.95% Zn and 0.69% Sn;

●

Drill Hole CK1701 intercepted over 16.54m interval, 12.22m true width, of V2 grading 169 g/t Ag, 2.23% Pb, 2.57% Zn and 0.14% Sn at the 38m elevation, including an interval of 1.73m, 1.28m true width, grading 606 g/t Ag, 11.80% Pb, 0.87% Zn and 0.10% Sn;

●

Drill Hole CK1800 intercepted over 12.15m interval, 8.89m true width, of V2 grading 155 g/t Ag, 0.96% Pb, 2.89% Zn and 0.31% Sn at the 13m elevation, including an interval of 2.11m, 1.55m true width, grading 527 g/t Ag, 0.42% Pb, 0.59% Zn and 1.12% Sn;

●

Drill Hole CK2100 intercepted over 11.09m interval, 8.46m true width, of V2 grading 185 g/t Ag, 5.63% Pb, 3.91% Zn and 0.36% Sn at the 5m elevation, including an interval of 2.46m, 2.25m true width, grading 443 g/t Ag, 18.54% Pb, 9.52% Zn and 0.62% Sn;

●	Drill Hole CK1651 intercepted over 4.74m interval, 3.31m true width, of V9 grading 233 g/t Ag, 1.17% Pb, 11.78% Zn and 0.21% Sn at the -16m elevation;

●

Drill Hole CK1753 intercepted over 10.55m interval, 7.66m true width, of V9W-1 grading 415 g/t Ag, 1.60% Pb, 1.93% Zn and 0.04% Sn at the 69m elevation, including an interval of 1.81m, 1.31m true width, grading 1,010 g/t Ag, 0.95% Pb, 1.52% Zn and 0.05% Sn and an interval of 1.36m, 0.99m true width, grading 1,140 g/t Ag, 8.49% Pb, 5.78% Zn and 0.09% Sn;

●	Drill Hole CK1850 intercepted over 4.11m interval, 3.99m true width, of V9W-2 grading 157 g/t Ag, 0.27% Pb, 0.50% Zn and 0.05% Sn at the 128m elevation;

●

Drill Hole CK1925 intercepted over 3.75m interval, 3.38m true width, of V9-1 grading 288 g/t Ag, 0.57% Pb, 0.91% Zn and 0.07% Sn at the 36m elevation, including an interval of 1.44m, 1.30m true width, grading 500 g/t Ag, 0.19% Pb, 1.24% Zn and 0.07% Sn.

Of the 25 holes completed on V2, 17 holes intercepted high-grade silver-zinc-lead mineralization which confirmed the wide high-grade intercepts in the previously reported widely-spaced surface diamond drilling program. Two holes, CK1100 and CK1216 at the western end of V2 encountered fractured structures and no drill core was recovered. Six holes were drilled in the artisanal area which had been mined out; three holes (Drill Holes CK1300, CK1409 and CK1631) penetrated through the narrow mined out stopes intercepting the limited mineralization at the footwall of the old stopes. The other three holes were abandoned.

Table 1 below contains assay results for 17 holes that intercepted mineralization of V2. Based on the results of 14 holes (Drill Holes CK1300, CK1409 and CK1631 have been excluded since these holes drilled into mined out stopes and actual interceptions of the vein are unknown), V2 has an average true width of 5.98m. In addition to silver, lead, and zinc, V2 also contains significant tin. The drill intervals indicate that the hanging wall of V2 is dominated by silver-lead-zinc mineralization with a lead-zinc grade greater than 25% (e.g. Drill Hole CK2100) while the footwall of V2 is dominated by silver-tin mineralization with tin grades in excess of 1% such as Drill Hole CK1800.

Based on the price of tin concentrate (60% tin) in Hunan Province as at November 14 , 2012 (being US$19,680 per tonne or US$328 per 1% of tin in concentrate), the presence of tin is expected to enhance the economics of the GC Project. The 1,600 tonne per day mill at the GC project has been designed to include a tin gravity circuit and as such the Company expects to be able to realize the value of tin contained in mineralization. Metallurgical testing indicates that the Company can expect a tin recovery rate of greater than 40%.

As of the end of October 2012, 25 drill holes totalling over 3,800m were completed on V2 and 23 drill holes totalling over 5,000m were completed on the V9 vein group. Assay data for 12 of the 23 holes on the V9 vein group was received and nine holes intercepted mineralization (Table 2). V9W-2 has been extended for more than 400m along strike using step-out drilling and the western section of the vein has been infilled with grid drilling spaced at 25m by 25m. The Company plans to commence the development of initial mining stopes within the V2 and V9W-2 mineralized structures in 2013.

Silvercorp is continuing with its infill and step-out drilling program at the GC Project and currently has on site five underground drill rigs and two surface drill rigs.

Table 1: Assay results from the infill drilling program for Vein V2

Drill Hole	from (m)	to (m)	Interval ( m)	True Width (m)	Elevation (m)	Ag(g/t)	Pb(%)	Zn(%)	Sn(%)	Mineralized Vein
CK1003	78.99	82.00	3.01	0.92	79	71	0.24	2.13	0.03	V2
CK1200	109.35	119.79	6.76	3.48	-8	20	0.06	3.46	0.19	V2
CK1300	85.02	87.68	2.66	1.91	25	60	0.51	1.94	0.04	V2 footwall
CK1301	112.21	119.03	6.82	4.15	-3	55	0.14	3.05	0.04	V2
CK1409	127.36	128.76	1.40	0.26	28	41	0.04	2.99	0.07	V2 footwall
CK1425	94.90	104.48	9.58	7.60	36	176	0.60	4.94	0.20	V2
Including	94.90	96.74	1.84	1.46		376	1.25	13.40	0.31
CK1426	95.35	107.59	12.24	10.04	43	118	0.13	5.35	0.13	V2
Including	98.25	103.06	4.81	1.07		169	0.10	9.24	0.11
CK1500	124.64	141.96	13.76	9.73	14	126	0.39	1.84	0.34	V2
Including	130.71	131.92	1.21	0.86		388	1.66	10.95	0.69
CK1631	87.52	88.62	1.10	0.92	88	80	0.66	1.01	0.15	V2 footwall
CK1700	87.74	97.27	9.53	5.96	20	109	0.13	1.13	0.27	V2
	116.74	118.15	1.41	0.88	-7	209	0.15	0.12	0.03	New zone, no name
CK1701	74.23	91.68	16.54	12.22	38	169	2.23	2.57	0.14	V2
Including	84.34	86.07	1.73	1.28		606	11.80	0.87	0.10
CK1800	97.12	109.27	12.15	8.89	13	155	0.96	2.89	0.31	V2
Including	107.16	109.27	2.11	1.55		527	0.42	0.59	1.12
CK1901	94.07	98.16	4.09	3.73	43	71	0.05	2.84	0.16	V2
CK2025	108.77	113.23	4.46	3.82	34	119	1.67	2.11	0.11	V2
CK2075	94.65	98.38	3.73	3.32	75	29	0.61	1.44	0.01	V2
CK2100	150.78	161.87	11.09	8.46	5	185	5.63	3.91	0.36	V2
Including	155.00	157.95	2.46	2.25		443	18.54	9.52	0.62
	176.89	180.68	3.79	2.89	-11	177	1.17	0.81	0.33	New zone, no name
Including	178.19	179.55	1.36	1.04		394	1.59	1.18	0.71

	185.30	186.70	1.40	1.07	-16	117	0.12	0.29	0.17	New zone, no name
	192.12	193.17	1.05	0.80	-21	61	4.10	1.64	0.02	New zone, no name
CK3003	210.16	211.74	1.58	1.36	-41	33	0.55	2.01	0.04	V2

Table 2: Assay results from the infill and step-out drilling program for the V9 vein group

Drill Hole	from (m)	to (m)	Interval (m)	True Width (m)	Elevation (m)	Ag(g/t)	Pb(%)	Zn(%)	Sn(%)	Mineralized Vein
CK1651	10.42	11.52	1.10	0.77	127	422	0.41	0.31	0.05	New zone, no name
	71.51	73.37	1.86	1.30	74	60	0.17	0.17	0.01	V9W-2
	148.42	150.98	2.56	1.79	8	126	0.08	0.69	0.23	V9W-1
	177.02	181.76	4.74	3.31	-16	233	1.17	11.78	0.21	V9
CK1753	80.87	82.48	1.61	1.17	96	60	0.72	0.86	0.02	V9-1
	118.80	130.27	7.46	5.42	77	51	0.08	6.14	0.14	V9W-2
	134.79	145.34	10.55	7.66	69	415	1.60	1.93	0.04	V9W-1
Including	136.30	138.11	1.81	1.31	68	1,010	0.95	1.52	0.05
	140.97	142.33	1.36	0.99	66	1,140	8.49	5.78	0.09
CK1812	87.83	88.93	1.10	1.02	117	91	0.05	0.20	0.06	V9-1
	170.44	171.91	1.47	1.37	84	14	0.02	2.48	0.03	V9W-2
	187.76	189.19	1.43	1.33	77	94	0.07	1.55	0.07	V9W-1
CK1850	50.78	54.89	4.11	3.99	128	157	0.27	0.50	0.05	V9W-2
	82.68	84.08	1.40	1.36	116	197	1.19	3.91	0.21	V9-Branch
	189.59	190.79	1.20	1.16	76	33	0.03	2.02	0.03	New zone, no name
CK1925	159.39	160.14	0.75	0.68	43	84	0.14	1.67	0.13	New zone, no name
	165.56	166.85	1.29	1.16	39	63	0.06	0.91	0.10	New zone, no name
	170.63	174.38	3.75	3.38	36	288	0.57	0.91	0.07	V9-1
Including	170.63	172.07	1.44	1.30	36	500	0.19	1.24	0.07
	180.76	186.72	5.96	5.37	29	71	1.37	0.29	0.01	V9-1
	213.80	215.07	1.27	1.14	7	171	0.08	4.02	0.04	V9W-2
	224.93	226.69	1.76	1.59	-1	57	0.02	0.75	0.06	V9W-1
CK2017	21.50	23.02	1.52	1.27	133	202	0.06	2.67	0.19	V9W-2
CK2150	50.64	51.47	0.83	0.76	126	85	0.07	0.77	0.03	New zone, no name
	181.20	182.19	0.99	0.96	57	79	0.05	4.76	0.10	V9W-2
	245.91	246.90	0.99	0.96	23	32	0.48	4.20	0.07	V9
	282.23	283.34	1.11	1.07	3	63	0.22	0.94	0.04	New zone, no name

CK2151	47.18	48.90	1.72	1.70	132	60	0.26	1.00	0.03	New zone, no name
	119.38	120.44	1.06	1.05	101	37	0.03	2.19	0.15	New zone, no name
	175.32	176.95	1.63	1.61	76	191	0.12	0.23	0.04	V9W-2-Branch
	183.94	185.25	1.31	1.29	72	83	0.24	0.82	0.03	V9W-2
	207.38	208.43	1.05	1.04	62	60	0.02	3.74	0.20	V9W-1
CK2465	82.46	83.50	1.04	1.04	140	455	0.94	0.43	<0.01	New zone, no name
	141.99	143.51	1.52	1.52	120	355	0.65	0.95	0.02	New zone, no name
	153.73	154.55	0.82	0.82	116	477	0.51	0.35	0.03	New zone, no name
	223.53	224.79	2.38	2.38	92	69	0.14	3.08	0.04	New zone, no name
	279.79	281.32	1.53	1.53	72	53	0.04	1.19	0.02	New zone, no name
	295.29	296.98	1.69	1.69	67	180	0.49	3.34	0.20	V9W-2
	372.24	374.07	1.83	1.83	41	56	0.14	3.76	0.11	V9

Quality Control

Drill cores are in NQ size. Drill core samples, from 1.00m to 1.50m in length, or limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw cutting. One half of the cores are stored in the Company's core shacks for future reference and checking and the other remaining samples are shipped in security sealed bags to ALS Chemex in Guangzhou, China (Certification ISO 9001), located approximately 180km southeast of the GC project site for sample preparation and assay.

Sample preparation consists of drying, crushing and splitting of samples to 250 grams and then they are pulverized to 200 mesh. Silver, lead, and zinc in drill core samples were analyzed by aqua regia digestion and AAS finish. Tin was analyzed by fusing with peroxide then by leaching the melt and acidifying to precipitate the tin for AAS finish.

The Company maintains a comprehensive quality assurance and quality control program to ensure best practices in sample preparation and analysis of the drill core samples. Project geologists regularly insert certified reference materials (CRM), field duplicates and blanks to each batch of core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3% of the pulp samples to higher-level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are reviewed and evaluated in a timely manner by project geologists.

Rujin Jiang, P. Geo., is the Qualified Person on the project as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China which has paid a cash dividend since 2007. The Company is currently developing the GC project in southern China which it expects will become its next operating mine in early 2013. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed small-scale projects with resource potential and self-fund the growth of those assets. For more information, please visit our website at www.silvercorp.ca.

For further information

Jonathan Hackshaw
Director, Investor Relations

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended

March 31, 2012 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.